UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________________________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)1

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Series D Cumulative Convertible Preferred Stock, no par value per share
(Title of Class of Securities)

963025606
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1320
Houston, TX 77027
(713) 333-5540
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,376
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 113,376
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,376
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 113,376
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,376
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 113,376
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,138
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 121,138
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,138
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 121,138
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

Amendment No. 10 to Schedule 13D

The following constitutes Amendment No. 10 ("Amendment No. 10") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the undersigned. This Amendment No. 10 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (e) are hereby amended and restated to read as follows:
The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 3,379,946 Shares outstanding as of September 5, 2023, based on information provided by the Issuer.

A.	JCP Partnership

(a)	As of the close of business on September 25, 2023, JCP Partnership beneficially owned 113,376 Shares.
Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 113,376
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 113,376
4. Shared power to dispose or direct the disposition: 0

B.	JCP Partners

(a)	JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 113,376 Shares held by JCP Partnership.
Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 113,376
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 113,376
4. Shared power to dispose or direct the disposition: 0

C.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 113,376 Shares held by JCP Partnership.
Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 113,376
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 113,376
4. Shared power to dispose or direct the disposition: 0

D.	JCP Management

(a)	JCP Management, as the investment manager of JCP Partnership and the JCP Account, may be deemed the beneficial owner of the 121,138 Shares held by JCP Partnership and the JCP Account.
Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 121,138
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 121,138
4. Shared power to dispose or direct the disposition: 0

E.	Mr. Pappas

(a)	Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the 121,138 Shares held by JCP Partnership and the JCP Account.
Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 121,138
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 121,138
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares on behalf of JCP Partnership and the JCP Account since the filing of Amendment No. 9 are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of the close of business on September 21, 2023, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2023

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

SCHEDULE A
The following tables sets forth all transactions by the Reporting Persons with respect to Shares effected since the filing of Amendment No. 9, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 25, 2023. Except as otherwise noted below, all such transactions were sales of Shares effected in the open market, and the table excludes commissions paid in per share prices.

Shares of Series D Cumulative Convertible Preferred Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
JCP INVESTMENT PARTNERSHIP, LP

(4,136)	10.3201	09/19/2023
(1,570)	10.5000	09/20/2023
(21,773)	10.5000	09/21/2023
(25,962)	10.5512	09/22/2023
(18,157)	10.5000	09/25/2023

THE JCP ACCOUNT

(284)	10.3201	09/19/2023
(107)	10.5000	09/20/2023
(1,491)	10.5000	09/21/2023
(1,778)	10.5512	09/22/2023
(1,243)	10.5000	09/25/2023